SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  -------------
                                SCHEDULE 13E-3/A
                                 AMENDMENT NO. 3
                        RULE 13E-3 TRANSACTION STATEMENT
        PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

                        SIERRA PACIFIC DEVELOPMENT FUND,
                        A California Limited Partnership
                              (Name of the Issuer)
                                  -------------
                                 JOHN N. GALARDI
                        (Name of Person Filing Statement)
                                  -------------
                            LIMITED PARTNERSHIP UNITS
                         (Title of Class of Securities)
                                  -------------
                                       N/A
                      (CUSIP Number of Class of Securities)
                                  -------------
                               __________________
                                ________________

                                 HOWARD F. HART
                            HUGHES HUBBARD & REED LLP
                       350 SOUTH GRAND AVENUE, 36TH FLOOR
                          LOS ANGELES, CALIFORNIA 90071
                                 (213) 613-2800

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person Filing Statement)

                                October 27, 1997
 (Date Information Statement First Published, Sent or Given to Security Holders)

This statement is filed in connection with (check the appropriate box):

     a.   / /  The  filing  of  solicitation   materials  or  an  information
               statement  subject  to  Regulation  14A,  Regulation  14C or Rule
               13e-3(c)  under the  Securities  Exchange Act of 1934.
     b.   / /  The filing of a registration statement under the Securities Act of 1933
     c.   /X/  A tender offer.
     d.   / /  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |_|

Calculation of Filing Fee
--------------------------------------------------------------------------------

          Transaction Valuation*                  Amount of Filing Fee
--------------------------------------------------------------------------------
                $550,000                                 $110.00
--------------------------------------------------------------------------------

* Determined pursuant to Rule 0-11(b)(1). Assumes the purchase of 20,000 Units at $27.50 per Unit.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $110.00
Form or Registration No:  Schedule 13E-3 and Amendments No. 1 and 2 thereto
Filing Party:             John N. Galardi
Date Filed:               October 17, 1997, October 27, 1997, November 20, 1997
 .

     This Amendment No. 3 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13e-3 (the "Statement") originally filed by John N. Galardi (the "Offeror") on October 17, 1997, which Statement relates to an offer by the Offeror to purchase any and all outstanding units of Sierra Pacific Development Fund, a California limited partnership (the "Company"), dated as of October 27, 1997 (the "Offer to Purchase"). Capitalized terms used herein without definition shall have the meaning ascribed thereto in the Statement.

     The cross-reference sheet below is being supplied pursuant to General Instruction F to Schedule 13e-3 and shows the location in the Offer to Purchase and the Supplement of the information required to be included in response to the items of this Statement. The information in the Offer to Purchase and the Supplement, including all appendices thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Statement are qualified in their entirety by the information contained in the Offer to Purchase and the Supplement.

     By this Amendment No. 3, the Statement is hereby amended and supplemented as set forth below: .

         CROSS REFERENCE SHEET TO SCHEDULE 14D-1 TENDER OFFER STATEMENT
         --------------------------------------------------------------


ITEM IN SCHEDULE 13E-3        LOCATION IN TENDER OFFER STATEMENT
----------------------        ----------------------------------

Item 1(a)-(c)                 Item  1  of  the  Tender   Offer   Statement   and
                              paragraphs 3, 5 and 6 in the Supplement

Item 1(d)                     Not included in the Tender Offer Statement

Item 1(e)*

Item 1(f) Item 3 of the Tender Offer Statement and Item 6 of the Tender Offer Statement and paragraph 9 in the Supplement

Item 2(a)-(g)                 Item 2 of the Tender Offer Statement and paragraph
                              1 in the Supplement

Item 3(a)-(b) Item 3 of the Tender Offer Statement and Item 6 of the Tender Offer Statement and paragraph 9 in the Supplement

Item 4(a)                     Item  1  of  the  Tender   Offer   Statement   and
                              paragraphs 3, 5 and 6 in the Supplement

Item 4(b)*

Item 5(a)-(g)                 Item  5  of  the  Tender   Offer   Statement   and
                              paragraphs 2 and 7 in the Supplement

Item 6(a)                     Item 4 of the Tender Offer Statement

Item 6(b)                     Item 8 of the Tender Offer Statement and paragraph
                              8 in the Supplement

Item 6(c)*

Item 6(d)*

Item 7(a)                     Item 5 of the Tender Offer Statement and paragraph
                              2 in the Supplement

Item 7(b)*

Item 7(c)                     Not included in the Tender Offer Statement


Item 8(a)-(b)                 Not included in the Tender Offer Statement

Item 8(c)-(d) Item 10(b) of the Tender Offer Statement and paragraphs 3, 4 and 10 in the Supplement

Item 8(e)                     Not included in the Tender Offer Statement

Item 8(f)*

Item 9(a) Item 10(b) of the Tender Offer Statement and paragraph 3, 4 and 10 in the Supplement

Item 9(b)-(c)*

Item 10(a)                    Item 6 of the Tender Offer Statement

Item 10(b) Items 3 and 6 of the Tender Offer Statement and paragraph 9 in the Supplement

Item 11                       Item 3 of the Tender Offer Statement and paragraph
                              9 in the Supplement

Item 12(a)-(b)                Item 5 of the Tender Offer Statement and paragraph
                              2 in the Supplement

Item 13(a) Item 10(b) of the Tender Offer Statement and paragraphs 3, 4 and 10 in the Supplement

Item 13(b)                    Not included in the Tender Offer Statement

Item 13(c)*

Item 14(a)                    Not included in the Tender Offer Statement

Item 14(b)*

Item 15(a)-(b)                Item 8 of the Tender Offer Statement and paragraph
                              8 in the Supplement

Item 16                       Item 10(f) of the Tender Offer Statement

Item 17(a)-(c)*

Item 17(d)                    Item 11 of the Tender Offer Statement


Item 17(e)*

Item  17(f)                   Item  11(a)(1) of  the  Tender   Offer Statement


*  The Item is inapplicable or the answer thereto is in the negative.

                        RULE 13E-3 TRANSACTION STATEMENT

ITEM 16.  ADDITIONAL INFORMATION.

     (a) The Offer has been extended to 5:00 p.m., Pacific time, on Monday, December 22, 1997. On December 1, 1997, the Offeror issued a press release announcing such extension. A copy of such press release has been filed as Exhibit (a)(1) to this Amendment No. 3 and is incorporated herein by reference in its entirety.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)       Not appplicable.

     (b)       Not applicable.

     (c)       Not applicable.

     (d)(1)    Form of Offer to Purchase, dated October 27, 1997.

     (d)(1)(i) Supplement, dated November 17, 1997, to Form of Offer to Purchase dated October 27, 1997.

     (d)(2)    Form of Letter of Transmittal with Substitute Form W-9.

     (d)(3)    Instructions for the Requester of Form W-9.

     (d)(4)    Tender Offer Statement in Schedule 14D-1, dated October 27, 1997.

     (e)       Not applicable.

     (f)(1)    Text of press release issued by the Offeror on December 1, 1997.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             JOHN N. GALARDI


                                             By:    JOHN N. GALARDI
                                                 ---------------------
                                                 Name: John N. Galardi

Dated: December 1, 1997

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER                            DESCRIPTION
------                            -----------

(f)(1)    Text of the press release issued by the Offeror on December 1, 1997.